EXHIBIT 19

GLOBAL POLICY Insider Trading Policy	Effective Date: 2/22/2023
Supersedes: 12/16/2020
Approved by: Board of Directors

A.     Objective

The buying and selling of the securities of MSA Safety Incorporated (the “Company”) is highly regulated in the United States. These regulations, which generally concern the improper use of business information not known to the public, carry substantial penalties for both the Company and the individual for non-compliance. Our employees worldwide must act in a manner that does not misuse material financial or business information that has not been publicly disclosed. Maintaining the confidence of the Company’s shareholders and the public trading markets is very important. The Company has worked hard over the years to establish its reputation as a business that operates ethically and with integrity, and we must ensure that we maintain that reputation.

B.     Definitions

Insider Information is information about the Company that has not been disclosed to the public that a reasonable investor would consider important in deciding whether to buy, hold or sell the Company’s Securities. Typically, this includes any information that could reasonably affect the price of the Securities. Common examples of Insider Information that are frequently regarded as material are: nonpublic financial results; nonpublic projections of future earnings or losses; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock dividend or split; the offering of additional securities; changes in management; significant new products or discoveries; impending bankruptcy or financial liquidity problems; and, the gain or loss of a substantial customer, supplier or incoming business. This list is merely illustrative and both positive and negative information may be material.

Key Executives are employees whose employment with the Company is classified at an executive salary grade or global executive grade.

NYSE is the New York Stock Exchange or any successor entity thereto.

Officers are those employees elected as executive officers of the Company as defined by SEC Rule 3b-7 adopted pursuant to the Securities Exchange Act of 1934.

Recipients are those Officers, Directors, Key Executives and employees who receive equity awards from the Company.

Related Party is the spouse, child or anyone else living in the Recipient’s household, or any family member even if not living at Recipient’s home if his or her transactions in Company Securities are directed by the Recipient.

Reporting Persons are those individuals who must report changes in their ownership of Company Securities to the Securities and Exchange Commission (“SEC”). Generally, this includes the Officers and Directors of the Company, and any individual who owns 5% or more of the outstanding shares of the Company. This may also include the immediate family members of those individuals.

Securities include the Company’s common and preferred stock, derivative securities, options, convertible debentures and debt securities, such as bonds and notes.

Trading includes buying and selling Securities or transferring investments into or out of the MSA Stock Fund, an investment option of the Company’s 401(k) plan. Trading does not include, (i) exercising stock options issued by the Company where the Recipient turns shares of stock back to the Company to pay required withholding taxes on such exercise, (ii) making a gift that does not satisfy a legal obligation, or (iii) previously scheduled transactions into or out of the MSA Stock Fund.

C.     Law and Policy

The securities laws of the United States make it illegal for any Officer, Director, Related Party or employee of the Company or any of its subsidiaries, whether or not a Recipient, to Trade the Company’s Securities at any time when such person possesses Insider Information. Such laws also make it illegal for any Officer, Director, Related Party or employee to influence or direct the Trading of the Company’s Securities by others at any time when such person possesses Insider Information. Passing Insider Information on to someone else who may Trade the Company’s Securities, sometimes referred to as “tipping”, is also illegal. These prohibitions apply to transactions involving any Securities of the Company. In addition, they also apply to Trading securities of other companies, including our customers, suppliers or acquisition prospects, for those who become aware of Insider Information related to that company. In order to lessen the risk of violating these prohibitions, the Company has established the policies set forth below. This Policy also applies to entities (such as trusts, limited partnerships and corporations) over which an Officer, Director, or employee has or shares voting or investment control.

D.     Hedging, Pledging and Speculative Transactions

The Company considers it improper for any Recipient to engage in short-term or speculative transactions involving Company Securities. Therefore, Recipients are hereby prohibited from engaging in:

•Short-sales of Company Securities
•Puts, calls, or any other derivative instruments involving Company Securities
•Hedging transactions against Company Securities
•Pledging Company Securities as collateral for a loan

E.     Blackout Period

The Company publicly reports its quarterly or annual financial results several weeks after the end of each calendar quarter. Financial results that have not been publicly disclosed are considered Insider Information. In order to prevent the inappropriate use of Insider Information, Recipients and their Related Parties are hereby prohibited from conducting transactions involving the Company’s Securities during the period from and including the fifteenth (15th) calendar day prior to the end of a quarter, through and including the second full trading day after the public release of quarterly or annual earnings (“Blackout”). The following items are examples of transactions that are prohibited and those that are permitted during this Blackout period:

1.Prohibited Transactions during Blackout Periods

•Open market purchase or sale of Company Securities
•Exercise of stock options where the exercise price and/or required withholding taxes are funded by selling stock on the open market or where the exercise price is funded by turning back shares of stock to the Company
•Unscheduled transfers of existing balances into or out of the MSA Stock Fund
•Charitable or other gifts

2.Permitted Transactions during Blackout Periods

•Cash Exercise of stock options as defined in Section F below
•Previously scheduled and matching contributions to the MSA Stock Fund
•Transfers of Company Securities into or out of a trust not involving open market transactions (such as a sale of such Securities)
•Transactions made in accordance with an SEC Rule 10b5-1 pre-arranged trading plan as set forth in Section J below
•Withhold to Cover as defined in Section F below
•Net Share Settlement as defined in Section F below

3.Blackout Period Exceptions

Under exceptional and limited circumstances, and with the approval of the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer, a Recipient or Related Party who is not in possession of Insider Information, may be permitted to sell Company Securities during the Blackout period. Except as provided in this Policy, all other transactions by Recipients and Related Parties involving Company Securities are prohibited during the Blackout period.

4.Additional Blackout Periods

In addition to predetermined Blackout periods, the Company may impose additional Blackout periods on select Recipients and other employees when business conditions warrant. Implementation of additional Blackout periods shall be at the discretion of the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer and shall be communicated to those affected.

F.     Stock Incentive Plan Administration Rules

The shareholders of the Company have approved stock incentive plans to enable the Company to make equity awards to Officers, Directors, Key Executives and other employees. Transactions involving Securities awarded under these incentive plans are controlled by agreements containing terms approved by the Compensation Committee of the Board of Directors (“Award Agreement”). The rules contained within this Insider Trading Policy will control in the event of conflict with terms of the Award Agreement.

1.Stock Options

Option exercises involving the Company’s purchase of shares from the Recipient (“Cashless Exercise”) or the sale of shares by the Recipient on the open market (“Broker Assisted Cashless Exercise”) may not be conducted during a Blackout period. Otherwise the exercise of options can be accomplished as set forth below. The price of shares sold to the Company for a Cashless Exercise will be the closing price of the shares on the NYSE on the exercise date contained in the order form.

a.    Stock Swap Exercise

The Recipient may offer Company shares that the Recipient has owned for at least six months, back to the Company in a Stock Swap Exercise to fund the option exercise price and taxes. The Company may, at its sole discretion, agree to purchase offered shares if the share price paid to the Recipient is not in excess of 115% of the five day average closing price of the shares on the NYSE immediately prior to the offer. The order may be cancelled by the Recipient any time prior to the applicable market close.

b.    Cashless Exercise (Same-Day-Sale)

The Recipient may sell shares obtained from the option exercise through their broker on the open market in a Broker Assisted Cashless Exercise to fund the option exercise price and taxes.

c.     Cash Exercise

The Recipient may pay cash to the Company (“Cash Exercise”) at any time to fund the option exercise price and taxes. The order may not be cancelled. Approvals are not required for a Cash Exercise.

2.Withhold to Cover

When restrictions lapse on restricted shares or performance shares and ownership vests with the Recipient, the Recipient will incur tax obligations on the income from those shares. The Company, at its option, may withhold enough shares to satisfy the required withholding tax obligation due upon vesting. The remaining shares will then be retained by the Recipient. The share price will be the closing price of the shares on the NYSE on the day that the restriction lapses.

3.Net Share Settlement

When restricted share units or performance share units vest, the Recipient will incur tax obligations on the income from the shares received upon such vesting. The Company, at its option, may withhold enough shares to satisfy the required withholding tax obligation due upon vesting. The remaining shares will then be issued to the Recipient. The share price will be the closing price of the shares on the NYSE on the day the shares are issued.

G.     Company Stock Purchases

Except as otherwise provided herein, the Company shall not purchase Company Securities without Board approval. The Board will generally not consider repurchase requests involving less than 50,000 shares. The price of repurchased shares under this provision shall be determined by a committee appointed by the Board.

H.     Notices for Stock Transactions

Reporting Persons must file a Form 144 with the SEC before making an open market sale of the Company’s Securities. Reporting Persons must file a Form 4 with the SEC through the office of the Chief Legal Officer within two business days after completing a transaction involving the Company’s Securities.

I.     Pre-Clearances

1.Officers and Key Executives are required to pre-clear stock transactions with the MSA Law Department in advance, in accordance with the following process.

a. All pre-clearances described in this section must be initiated by contacting the office of the Chief Legal Officer, which shall be responsible for administering the pre-clearance process. Officers and Key Executives, other than the Chief Executive Officer, must obtain pre-clearance from two of the following three individuals before completing any transaction involving Company Securities:

•Chief Legal Officer
•Chief Financial Officer
•Chief Legal Officer Designee

b. The Chief Executive Officer must obtain pre-clearance from the following two individuals before completing any transactions involving Company Securities and inform the Chief Legal Officer and the Chief Financial Officer upon receipt of approval:

•Audit Committee Chair
•Lead Director

2.Directors are required to pre-clear stock transactions with the office of the Chief Legal Officer.

3.All other Recipients are encouraged to pre-clear transactions involving Company Securities to be certain they are not in possession of Insider Information as defined in this policy.

The Chief Legal Officer and Chief Financial Officer shall receive notice of any anticipated transaction requiring approval as specified in this section.

J.     Trading Plans

Officers and Directors may establish 10b5-1 pre-arranged trading plans (“Trading Plans”) to schedule the purchase or sale of Company Securities during certain times when trading would otherwise be prohibited under this Policy. Trading Plans must be pre-approved by the Chief Legal Officer. Trading Plans are subject to the following rules:

1.An Officer or Director may not adopt a Trading Plan while in possession of Insider
Information.

2.Trading Plans may be adopted only during an open trading window.

3.Trading Plans must include a certification that the adopter of the plan is not in possession of material nonpublic information and adopted the plan in good faith.

4.The adopter of the Trading Plan must act in good faith with respect to such plan.

5.The first trade under a Trading Plan may not occur until the later of (i) 90 days after the Trading Plan is adopted, or (ii) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the Plan was adopted.

6.An Officer or Director may have no more than one Trading Plan in effect at the same time.

7.Trading Plans are expected to last six months or longer.

8.Amendments or cancelations of a Trading Plan are strongly discouraged. Amendments or cancelations of a Trading Plan must be approved by the CEO, CFO and Chief Legal Officer. Following any amendment to a Trading Plan, the waiting period described in paragraph 3 above must run again before the first trade following amendment.

9.The use of a Trading Plan shall be disclosed on Form 4 as required by the SEC.

10.The number of shares sold under a Trading Plan may not exceed 25% of the
Officer’s or Director’s ownership of Company stock at the time the Trading Plan was adopted.

11.Additional trading while a Trading Plan is in effect is strongly discouraged.

K.     Audits

All transactions performed under these rules shall be audited annually by the Company’s internal auditors.

L.     Violation of this Policy

Officers, Directors, Key Executives, Recipients and employees who violate this Policy place themselves and the Company at great risk. Violations will be addressed by the Company and possibly prosecuted by the Federal government. The penalties for individuals who trade while in possession of Insider Information (or disclose Insider Information to others who trade) may include the following:

•Disgorgement of any profit gained or loss avoided
•A civil penalty of up to three times the profit gained or the loss avoided
•A criminal fine (no matter how small the profit) of up to $5 million
•A prison term of up to 20 years

The penalties for the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading may include the following:

•A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation
•A criminal penalty of up to $25 million

In addition, a violation of this policy may result in disciplinary action by the Company up to and including termination of employment.

M.     Post Employment Transactions

A Recipient, who is no longer employed or retires from active service with the Company and its subsidiaries, shall comply with this Policy until the first open trading window following their departure or retirement date. A Recipient who is no longer employed or retires from the Company and its subsidiaries but who has Insider Information may not trade in Company Securities until the Insider Information has become public or is no longer material.

N.     Additional Policies

The Company’s Executive Stock Ownership Guidelines and Retention Policy and the Company’s Recoupment Policy may also apply to Trading under the Company’s stock incentive plans.

O.     Additional Guidelines

The Company shall from time to time publish informational guidelines concerning transactions involving Company Securities. The terms of this Policy, however, shall take precedence in the event of any conflict.

P.     Interpretation

Any questions concerning this Policy or its applicability to any transaction involving Company Securities must be directed to the Chief Legal Officer.